Room 4561

August 4, 2006

Mr. George Samenuk
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

   Re: **McAfee, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 1, 2006
     Form 8-K Filed February 9, 2006
     Form 8-K Filed February 17, 2006
     Form 8-K Filed April 27, 2006
     Form 8-K Filed May 23, 2006
     Form 8-K Filed May 30, 2006
     Form 8-K Filed June 9, 2006
     Form 8-K Filed July 27, 2006
     Form 8-K Filed July 27, 2006
     File No. 001-31216

Dear Mr. Samenuk:

   We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed February 9, 2006, Form 8-K filed February 17, 2006, Form 8-K filed
April 27, 2006 and Form 8-K filed July 27, 2006</u>

1.   Revise your disclosures in the press releases to eliminate all references to "pro
        forma" net income, "pro forma" results. The information you have presented
        throughout the press release should be referred to as "non-GAAP" and not "pro
        forma." Pro forma has a significantly different meaning as defined by generally
        accepted accounting principles and SEC rules than that used in your presentation.

2.   We believe the non-GAAP operating statement columnar format appearing under
        Item 9.01 of the above-listed Forms 8-K may create the unwarranted impression
        to investors that the non-GAAP operating statement has been prepared under a
        comprehensive set of accounting rules or principles while also conveying undue
        prominence to a statement based on non-GAAP measures. Please remove that
        presentation, or explain to us in reasonable detail why its retention is justified in
        light of these concerns. As a substitute for this presentation format, you may
        consider presenting only individual non-GAAP measures (i.e., line items,
        subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the
        Division of Corporation Finance's Frequently Asked Questions Regarding Use of
        Non-GAAP Financial Measures, Question 8.

3.   We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K
        noted above and we further note your disclosure that "the Company believes that
        the above pro forma information provides useful information to management and
        investors regarding financial and business trends relating to its financial condition
        and results of operations." Your current disclosures regarding the reasons for
        presenting these non-GAAP measures appear overly broad considering that
        companies and investors may differ as to which items warrant adjustment. Tell us
        how you considered Question 8 of Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures to include the following disclosures for
        <u>each</u> non-GAAP measure presented:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with the use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

George Samenuk
McAfee, Inc.
August 4, 2006
Page 3

4.   We note that the Company is unable to provide a non-GAAP to GAAP
        reconciliation of projected first quarter and full year 2006 net earnings and net
        earnings per share because such amounts are not known or cannot be reasonably
        estimated. If you are unable to estimate such amounts for reconciliation purposes,
        then please explain how you are able to provide non-GAAP information in your
        Financial Outlook disclosures of your earnings release.

Form 8-K filed on May 25, 2006, Form 8-K filed on May 30, 2006, Form 8-K filed on
June 9, 2006 and Form 8-K filed on July 27, 2006

5.   We note the disclosures in the above-listed Forms 8-K with regard to your stock
        option activities. We further note that in May 2006 the Board of Directors
        initiated a voluntary review of the Company's option granting practices during the
        late 1990s and early 2000s timeframe, and that you expect to restate the financial
        statements for at least one, and potentially several, periods. Please address the
        following:

        •   Tell us the current status of your review, including whether you have
            determined the magnitude and timing of the adjustments to be made.

        •   Clarify the exact periods under review, including whether the review covers
            option granting activities during the fiscal years covered by your most
            recently filed Form 10-K and subsequent interim periods.

        •   Tell us how you considered the guidance in SFAS 5 with regards to including
            a discussion or disclosure of any loss contingencies even though the
            possibility of loss may be remote. In this regard, tell us what consideration
            you gave to including a discussion of the potential impact on the qualification
            of the Company's stock option plan; the potential for litigation by the option
            holders, and the potential for legal actions by IRS or any other regulatory
            authority.

Form 8-K Filed July 27, 2006

6.   Please amend your Form 8-K to state whether the audit committee, or the board of
        directors in the absence of an audit committee, or authorized officer or officers,
        discussed with the independent accountant the matters disclosed in the filing. We
        refer you to Item 4.02 (a) (3) of Form 8-K

                                    ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of the

amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief